SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 6)

Limestone Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

53262L105
(CUSIP Number)

Maria L. Bouvette 367 Willow Wood Drive Mt. Washington, Kentucky 40047 (502) 417-3127
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ⌧.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 53262L105	13D/A	Page 2 of 4 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maria L. Bouvette
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53262L105	13D/A	Page 3 of 4 Pages

Explanatory Note
    This amendment to Schedule 13D amends the disclosures in the text of Item 5 to update information about the Reporting Person.

Item 5. Interest in Securities of the Issuer

(a) and (b)  As of the close of business on April 28, 2023, the Reporting Person beneficially owned an aggregate of  386,672 shares of the Common Stock of the Issuer, or 5.8% of the Issuer’s Common Stock outstanding, which percentage was calculated based on 6,629,402 shares of the Issuer’s Common Stock outstanding as of February 28, 2023, as reported in the Issuer’s Form 10-K, filed on February 28, 2023.

On April 30, 2023, the transactions contemplated by that certain Agreement and Plan of Merger, dated as of  October 24, 2022 (the "Merger Agreement"), by and between Peoples Bancorp Inc., an Ohio corporation ("Peoples") and the Issuer were completed. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of the Issuer’s Common Stock issued and outstanding immediately prior to the Effective Time was converted into the right to receive 0.90 shares of common stock of Peoples. Accordingly, as of the Effective Time, the reporting persons no longer beneficially owned any shares of the Issuer’s Common Stock.

CUSIP No. 53262L105	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Date: April 30, 2023

By:	/s/ Maria L. Bouvette

Maria L. Bouvette